ROYAL BEES COMPANY, INC.

123 W. Nye Lane, Ste. 129

Carson City, NV 89706

March 15, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Loan Lauren P. Nguyen

Re:

Royal Bees Company, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed February 19, 2013

 File No. 333-179461

Dear Ms. Nguyen:

Royal Bees Company, Inc., (the “Company”), has received your comment letter dated March 5, 2013 (“comment letter”) pertaining to the above referenced Amendment No. 3 to Registration Statement on Form S-1.   Amendment No. 4 to the Form S-1 (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes.

This letter contains the Company’s responses to the comment letter.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1. We note your response to our prior comment one. Please revise pages 2 and 27 to remove the statement that your election to use the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act “is irrevocable.”

RESPONSE:

We have revised our document to remove the statement that our election is irrevocable.

2. We note on page 25 that you had no honey yield for 2012, you have reduced your inventory of hives to 65 from 270, and you are in the process of merging hives. Please revise your disclosure throughout in light of this. In particular:

Please revise the section “The Company” on page 5 to state that you had no honey yield for 2012, you have reduced your inventory of hives to 65 from 270 at the beginning of 2012, and, if true, you currently do not have any honey from existing inventory to sell.

RESPONSE:

We have revised our disclosure to more clearly state our current number of hives and our very limited existing inventory to sell.

Please add a separate risk factor addressing the fact that you had no honey yield for 2012 and you have reduced your inventory of hives from 270 to 65.

RESPONSE:

We have added the requested risk factor.

If applicable, please revise the risk factor entitled, “Our Business is Concentrated in a Geographic Area Which Increases Our Exposure to Localized Risks” to address how recent inclement weather has affected your honey production.

RESPONSE:

This risk factor already addresses weather conditions in our geographic area. Therefore, we have not made any revisions to this risk factor.

If appropriate, please revise the risk factor entitled, “It is Likely We Will Need Additional Capital to Continue Operations,” to address any additional funding that you may need due to recent   changes in your plan of operation. Also consider updating the disclosure in the “Liquidity & Capital Resources” section accordingly.

RESPONSE:

We do not believe any revision is needed here.  We do not believe we will need additional funding outside of what we have already disclosed.  The recent loss of populated beehives is a natural course of the bee business.  We continue to merge our bee colonies to strengthen and grow the colonies and then to separate colonies to populate additional hives.

Please revise the sixth paragraph under Description of Business on page 16 to clearly state that you had no honey yield for 2012.

RESPONSE:

We have added a sentence to clearly disclose we had no honey yield for 2012.

Please balance the discussion “Honey Products” on page 17 to state that you had no honey yield for 2012. In addition, please state how much inventory you have remaining to sell.

RESPONSE:

We have added disclosure to state we had no honey yield in 2012 and provided what existing inventory we have to sell.

Please revise the statement on page 21 that your plan of operation for the next twelve months is to raise capital “to continue to acquire and develop additional beehives” given that you are currently in the process of merging hives.

RESPONSE:

We have revised this statement to state we are reviving our exiting hives as well as acquiring and developing additional beehives.

Please significantly revise the discussion “Growth Strategy” on page 22 in light of the fact, if true, that your current focus is on reducing and merging hives rather than expansion. Revise the statement in paragraph (a) that you have implemented a strategy of “[i]ncreasing the existing quantity of hives.”  If you no longer plan to split hives in the spring, please revise paragraph (e) accordingly. To the extent you are not currently executing a growth strategy, please revise paragraphs (b), (c), and (d) accordingly.

RESPONSE:

We have revised our statement in paragraph (a) to address reviving our current hives.  We believe our Growth Strategy disclosure is accurate and it clearly states our growth goals and objectives.

Please significantly revise the third paragraph under “Plan of Operation” on page 26 given that you had no honey yield in 2012.

RESPONSE:

We have added disclosure regarding our current beehive inventory and our plan of operation.  We believe that our disclosure is accurate in that barring any inclement weather or disaster, we will be able to grow our beehive inventory and generate revenue from pollination services and honey products.

If appropriate, please revise your plan of operation that begins in the fifth paragraph on page 26 in light of your current status and recent focus on reducing and merging hives.

RESPONSE:

We believe our revised disclosure accurately reflects our plan of operation. Although our number of beehives has been reduced by merging, we continue to grow our colonies to populate new hives.  A drop in bee colonies is considered a temporary environmental incident and we are addressing this by first merging to strengthen and grow the hive and then to slit the colonies to populate new hives.  Our plan of operation accurately states the steps we are taking to revive, grow and acquire hives to increase our pollination services and honey production capability.

3. We have noted various discrepancies in the financial information contained within your filing. For example, the accumulated deficit disclosed on page 23 of your filing (i.e., under “going concern”) does not agree to the amount reported on your balance sheet. Similarly, the amount disclosed as cost of goods sold for the nine months ended September 30, 2011 (i.e., on page 24 of MD&A) does not agree to the amount reported on the statement of operations for the respective period. Please ensure that all financial information included in the next amendment to your registration statement is revised, as appropriate, so that it is consistent with the financial statements included therein.

RESPONSE:

We have revised our disclosures to be consistent with the financial statements include in our registration statement.

Prospectus Summary, page 5

4. As part of the disclosure regarding your business (i.e., here, on page 5), you state that you currently have approximately 150 hives that you rent to local farmers for pollination services. However, based upon the disclosure on page 16 of your filing (i.e., under “description of business”), as well as the discussion of “liquidity and capital resources” on page 25 of your filing, it appears that you may have reduced the inventory of hives to 65. In this regard, please tell us whether this reduction in the number of hives resulted in the write-off of a portion of the value at which hives are carried on your balance sheet. If not, please explain. Lastly, tell us whether the 250 hives that Mr. Lyashevskiy supervises – that is, per the disclosure on page 30 of your filing – differ from the hives owned by your company. If not, please also revise/reconcile this disclosure for consistency.

RESPONSE:

The actual bee colonies are not carried as inventory.  The material for the physical hives is capitalized and amortized over 3 years.  The life of the materials (or physical hives if they have already been constructed) is the same whether a bee colony resides in the hive or not.  Since the drop in bee colonies is considered a temporary environmental incident, the Company anticipates increasing their number of populated hives in 2013. The reduction in the number of bees does not affect our balance sheet.

We have revised our disclosure to clearly reflect that Mr. Lyashevskiy supervises the Royal Bees Company, Inc. apiary and we have revised the number of hives to our current 65.

Plan of Operation, page 26

5. Please refer to our prior comment 6. We note that you revised the MD&A disclosure on page 25 of your filing in response to this comment. However, on page 27 of your filing, you continue to state that (A) your revenues from leasing beehives and harvesting/selling honey will cover your estimated burn rate and (B) you believe that your operating costs can be covered by your revenues for the next 12 months. Therefore, we reissue our comment, in part. Please ensure that all disclosures regarding your ability to meet your immediate capital needs (a) have been revised, as appropriate, and (b) are consistent.

RESPONSE:

We have revised our disclosure to be consistent in that we do not believe our operating costs will be covered by our revenues for the next 12 months.

Executive Compensation, page 30

6. Please revise the introductory paragraph to state that this section reflects compensation for the fiscal year ended December 31, 2012.

RESPONSE:

We have revised this paragraph to reflect compensation for the fiscal years ended December 31, 2012, 2011 and 2010.

7. Please revise footnote two to the summary compensation table to also discuss the payment of $6,542 in 2011.

RESPONSE:

We have revised this footnote to discuss all payments made to Mr. Lyashevskiy.

Financial Statements for Fiscal Year Ended December 31, 2011

Statement of Cash Flows, page F-6

8. Please refer to our prior comment 10. We note that you continue to present amounts representing cash used for investing activities without parenthesis in both your annual and interim period statements of cash flows, even though these amounts reflect cash outflows. Therefore, we reissue our prior comment. Please revise your statements of cash flows, as appropriate.

RESPONSE:

We have revised our financial statement as appropriate to reflect accurately cash inflows and outflows.

Other

9. Please amend your registration statement to include updated financial statements that comply with the guidance outlined in Rule 8-08 of Regulation S-X.

RESPONSE:

The current financial statements provided comply with Rule 8-08 of Regulation S-X.

The Company hereby acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

ROYAL BEES COMPANY, INC.

/s/ Vladimir Lyashevskiy

Vladimir Lyashevskiy

President